UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: July 2020 (Report No. 2)

Commission file number: 001-38610

SAFE-T GROUP LTD.

(Translation of registrant’s name into English)

8 Abba Eban Ave.

Herzliya, 4672526 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Registered Direct Offering

On July 20, 2020, Safe-T Group Ltd. (the “Company”) entered into a registered direct offering, providing for the issuance of an aggregate of (i) 3,075,000 American depositary shares (“ADSs”) at a purchase price of $1.40 per ADS, and (ii) 1,145,000 pre-funded warrants each to purchase one ADS (“Pre-Funded Warrants”). The Pre-Funded Warrants will be sold at a price of $1.40 each, including the Pre-Funded Warrant exercise price of $0.001 per full ADS. The Pre-Funded Warrants will be exercisable at any time after the date of issuance upon payment of the exercise price.

The offering is expected to result in gross proceeds to Safe-T of approximately $5.9 million. Safe-T Group intends to use the net proceeds from the offering for working capital and general corporate purposes, and for pursuing strategic opportunities, including, but not limited to, strategic acquisitions. A.G.P./Alliance Global Partners is acting as sole placement agent for the offering.

The ADSs and Pre-Funded Warrants to be issued in the registered direct offering will be issued pursuant to a prospectus supplement, which will be filed with the Securities and Exchange Commission (the “SEC”), in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-235367), which was declared effective by the SEC on December 16, 2019.

This report shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This report on Form 6-K is incorporated by reference into the registration statements Form S-8 (File No. 333-233510 and 333-239249) and Form F-3 (File Nos. 333-233724, 333-235367, 333-235368 and 333-236030) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description

4.1	Form of Pre-Funded Warrant.
5.1	Opinion of Lipa Meir & Co.
5.2	Opinion of Sullivan & Worcester LLP.
10.1	Form of Securities Purchase Agreement.
10.2	Placement Agency Agreement dated July 20, 2020.
23.1	Consent of Lipa Meir & Co. (included in Exhibit 5.1).
23.2	Consent of Sullivan & Worcester LLP (included in Exhibit 5.2).
99.1	Press release issued by Safe-T Group Ltd. on July 20, 2020, titled “Safe-T Group LTD. Announces Pricing of $5.9 Million Registered Direct Offering.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Safe-T Group Ltd. (Registrant)

By	/s/ Shai Avnit
Name:	Shai Avnit
Title:	Chief Financial Officer

Date: July 21, 2020

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